EXHIBIT 3.3

                            ARTICLES OF AMENDMENT
                                      TO
                AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                      OF
                        PRIDE PETROLEUM SERVICES, INC.

            The undersigned President and Secretary of Pride Petroleum Services, Inc. (the "Corporation") do hereby certify that a resolution amending the Amended and Restated Articles of Incorporation of the Corporation was duly adopted pursuant to Louisiana R.S. ss.ss. 12:31-12:33 and Article VIII(B) of such Amended and Restated Articles of Incorporation by the affirmative vote of the holders of a majority of the voting power of the Corporation present at a special meeting of the shareholders of the Corporation duly called for such purpose and held on March 5, 1997, at which a quorum of the voting power of the Corporation was present in person or by proxy.

            21,041,077 shares of common stock (the only outstanding class of stock) were represented at the meeting, of which 20,161,532 voted for the amendment and 879,545 voted against the amendment.

            Article III(A) of the Restated Articles of Incorporation was amended by said resolution to read in its entirety as follows:

            "The total authorized capital stock of the Corporation is One Hundred Million (100,000,000) shares of Common Stock of no par value per share and Five Million (5,000,00) shares of Preferred Stock of no par value per share."


            These Articles of Amendment are dated March 5, 1997.

                                             /S/PAUL A. BRAGG
                                                Paul A. Bragg
                                                President



                                             /S/ROBERT W. RANDALL
                                                Robert W. Randall
                                                Secretary

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